13012603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2013 Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden, (City) CT (State) 06450-4858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/9/13

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey

INDEPENDENT AUDITOR'S REPORT

To the Audit Committee
Infinex Investments, Inc. and Subsidiary
Meriden, Connecticut

Report on the Financial Statement

We have audited the accompanying consolidated statement of financial condition Infinex Investments, Inc. and Subsidiary (the "Company") as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New Haven, Connecticut
February 26, 2013

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2012

	2012
ASSETS	
Cash and cash equivalents (Note 2)	$ 5,759,413
Receivable from clearing broker and insurance carriers (Note 11)	1,908,094
Other accounts receivable, net of an allowance for bad debt of $4,725	55,345
Bank certificate of deposit	539,866
Brokered certificates of deposit at fair value (Note 3)	1,499,805
Equipment, furniture and software, net of accumulated depreciation and amortization of $1,255,064 (Note 6)	273,167
Other assets (Note 4)	929,397
Income taxes receivable	21,069
Deferred tax asset (Note 7)	144,106
Customer list, net of accumulated amortization of $1,008,933 (Note 5)	1,153,067
Goodwill (Note 5)	901,293
Total assets	$ 13,184,622
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Commissions payable	$ 3,729,596
Accounts payable and accrued expenses (Note 10)	762,013
Securities sold, not yet purchased, at fair value (Notes 3 and 11)	607,985
Deferred revenue	245,076
	5,344,670
Commitments and Contingencies (Notes 9 and 12)	
Stockholders' Equity (Note 14)	
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 49,281 shares; outstanding - 37,069 shares	1,000
Additional paid-in capital	6,060,000
Retained earnings	3,017,809
Less:	
Treasury stock at cost - 12,212 shares	(1,238,857)
	7,839,952
Total liabilities and stockholders' equity	$ 13,184,622

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (6%), the Massachusetts Bankers Association (10%) and various financial institutions and associations (84%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated statement of financial condition includes the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets (customer list) and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Securities owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

See Note 3 for additional information regarding fair value.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

For goodwill and other intangible assets, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2012.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2008, 2009, 2010 and 2011. The Company has no liabilities for uncertain tax positions at December 31, 2012.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2012, the total amount of securities purchased under agreements to resell was approximately $3,654,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The following tables provide the assets carried at fair value and measured at fair value on a recurring basis as of December 31, 2012 and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

2012	Balance as of December 31,	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Brokered certificates of deposit	$ 1,499,805	$ -	$ 1,499,805	$ -
LIABILITIES				
Security sold, not yet purchased:				
Corporate debt	$ 607,985	$ -	$ 607,985	$ -

The brokered certificates of deposit (assets) all mature within one year from December 31, 2012.

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company does not have any Level 1 securities. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit and corporate debt. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4. Other Assets

At December 31, 2012 other assets were comprised of:

		2012
Deposits	$	138,852
Insurance premiums receivable under split dollar life agreement		256,808
Deferred compensation		201,500
Advance to subscribers		23,500
Prepaid expenses		308,737
Total other assets	$	929,397

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2012 is as follows:

Goodwill	$	901,293

There was no impairment loss for the year ended December 31, 2012.

Intangible assets were comprised of the following at December 31, 2012:

		2012
Customer list - Gross Carrying Amount	$	2,162,000
Less accumulated amortization		(1,008,933)
Net Carrying Amount	$	1,153,067

Note 6. Equipment, Furniture and Software

At December 31, 2012 equipment, furniture and software consisted of the following:

		2012
Equipment and software	$	1,138,156
Furniture and fixtures		206,885
Leasehold improvements		81,470
Automobiles		101,720
		1,528,231
Less accumulated depreciation and amortization		(1,255,064)
Total	$	273,167

Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2012 are presented below:

	2012
Deferred tax assets:	
Customer lists	$ 125,442
Equipment, furniture and software	11,329
Deferred Compensation	75,158
Other assets	24,882
Total gross deferred tax assets	236,811
Deferred tax liabilities:	
Goodwill	(92,705)
Total gross deferred tax liability	(92,705)
Net deferred tax asset	$ 144,106

Note 8. Other Related Party Transactions

At December 31, 2012 the Company had cash on deposit of approximately $100,000, and agreements to purchase securities under agreements to resell of approximately $3,654,000 with a financial institution, which is also a shareholder of the Company.

Note 9. Commitments and Contingencies

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Year Ending	Amount
2013	$ 248,704
2014	133,816
2015	9,409
2016	1,568
	$ 393,497

Line of credit

The Company has a $500,000 unsecured line of credit with a bank which is also a shareholder of the Company, with interest at Prime Rate plus 1 percent (4.5% at December 31, 2012), which is used for

operating purposes. There were no borrowings outstanding under this line of credit at December 31, 2012.

Note 10. Employee Benefits

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion, in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. At December 31, 2012 and 2011, $501,500 and $0 are included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Note 11. Securities Sold, Not Yet Purchased

At December 31, 2012, the Company sold short a security with a fair value of $607,985. Cash and other securities on deposit with the Company's clearing organization exceed $607,985 at December 31, 2012.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 13. Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2012 and through the time the financial statements were issued on February 26, 2013 for potential recognition or disclosure in the financial statements.

Note 14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital (as defined) of approximately $3,681,000 which was in excess of its required net capital of approximately $315,000. The Company's net capital ratio at December 31, 2012 was 1.28 to 1.